EXHIBIT 99.3

Blake, Cassels & Graydon LLP

Barristers & Solicitors

Patent & Trade-mark Agents

199 Bay Street

Suite 4000, Commerce Court West

Toronto ON M5L 1A9 Canada

Tel: 416-863-2400 Fax: 416-863-2653

October 20, 2011

Reference: 75681/10

VIA SEDAR

Ontario Securities Commission, as principal regulator

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Office, Prince Edward Island

Newfoundland and Labrador Securities Commission

Re:      Algonquin Power & Utilities Corp.

Re:      Short Form Prospectus Dated October 20, 2011

Dear Sirs and Mesdames:

We refer to the final short form prospectus of Algonquin Power & Utilities Corp. (the “Corporation”) dated October 20, 2011 (the “Prospectus”) relating to the offering by the Corporation of common shares.

We hereby consent to the reference to our name on the face page of the Prospectus and under the heading “Interest of Experts” in the Prospectus and consent to the reference to our name and opinion under the heading “Eligibility for Investment” in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinion referred to above or that is within our knowledge as a result of services we performed to render such opinion.

This letter is solely for the information of the addressees and is not to be used, quoted from or referred to in whole or in part in any documents, nor is it to be published, circulated or furnished in whole or in part to any other person or company, nor should it be relied on by any other person.

Yours very truly,

“Blake, Cassels & Graydon LLP”

12513849.2